Item No. 77D (Policies with respect to
security investments) - Attachment

In June 2009, the Board approved a
clarification to the Trust's investment
policies. Under normal market conditions, the Trust invests at least 80% of its total assets in senior, secured floating-rate loans
("Senior Loans"). The remaining investment assets of the Trust may include, among other types of investments, equity securities that are issued by a borrower of a Senior Loan in which the Trust invests (or such borrower's affiliates) as part of a package of investments in the borrower or its affiliates.
The Trust may accept equity securities in connection with a debt restructuring or reorganization of a borrower either inside or outside of bankruptcy. The clarification provides that if the Trust holds equity securities issued in exchange for a Senior
Loan or issued in connection with the debt restructuring or reorganization of a borrower, the Trust may acquire additional equity securities of such borrower (or such borrower's affiliates) if, in the judgment of the investment adviser, such an investment may enhance the value of a Senior Loan held or would otherwise be consistent with the Trust's investment policies.